UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                            Community Financial Corp.
                -----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                -----------------------------------------------
                         (Title of Class of Securities)

                                   20364V-10-9
                -----------------------------------------------
                                 (CUSIP Number)

                        Barrett R. Rochman, 31 Homewood,
                   Carbondale, Illinois 62901 (618/529-3513)
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 23, 2000
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 20364V-10-9
            -----------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barrett R. Rochman
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF, BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [X]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          100,100(1)
        SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             25,000(2)
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          100,100(1)
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          25,000(2)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      131,440(3)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.9%(4)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN
------------------------------------------------------------------------------

(1) Mr. Rochman owns 100,100 shares directly. In addition to the 100,100 shares owned by Mr. Rochman, Marilyn Rochman, the wife of Mr. Rochman, owns 6,340 shares directly.

(2) The Boo Rochman Charitable Corp. owns 22,000 shares, and the Rochman Family Investment owns 3,000 shares. Mr. Rochman and Marilyn Rochman have shared voting and dispositive power over these shares.

(3) Includes the (i) 125,100 shares over which Mr. Rochman has sole or shared voting or dispositive power, and (ii) 6,340 shares owned by Marilyn Rochman.

(4) Based on 2,213,645 shares of common stock, par value $0.01 per share, of Community Financial Corp. reported to be outstanding in Community Financial Corp.'s Form 10-Q for the quarterly period ended March 31, 2000.

Item 1.  Security and Issuer
----------------------------

                  This Amendment No. 8 to Schedule 13D (the "Amendment") relates to the common stock, par value $0.01 per share, of Community Financial Corp. (the "Issuer"). The Issuer's principal executive office is located at 240 East Chestnut, Olney, Illinois 62450.

Item 2.  Identity and Background
--------------------------------

         (a) This Amendment is being filed by Barrett R. Rochman as an individual.

         (b) Mr. Rochman's principal business address is 31 Homewood, Carbondale, Illinois 62901.

         (c) Mr. Rochman's principal occupation is the real estate investment business. Mr. Rochman's principal real estate investment activities include owning and renting commercial and residential real estate, purchasing tax certificates in Illinois and managing real property acquired through tax certificates. Mr. Rochman engages in his principal occupation through the following entities:

                  Rochman Rentals - 31 Homewood, Carbondale, Illinois 62901 (rental property company)
                  S.I. Securities - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)
                  S.I. Securities, Inc. - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)
                  S.I.-P.I. - 31 Homewood, Carbondale, Illinois 62901
                  (real estate investment company)
                  Boo Noz Corp. - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)
                  S.I. Boo, LLC - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)

         (d) During the last five years, Mr. Rochman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Securities and Exchange Commission (the "Commission") instituted proceedings against Mr. Rochman alleging that Mr. Rochman violated Section 13(d) of the Securities Exchange Act of 1934 and certain rules thereunder (collectively the "Laws"). These proceedings were settled on February 17, 1999 without Mr. Rochman having to admit or deny any of the alleged violations. As part of the settlement, the Commission ordered Mr. Rochman to cease and desist from committing or causing any violation or any future violation of the Laws. These proceedings of the Commission related to filings with the Commission of Schedule 13D and amendments thereto required of Mr. Rochman in connection with his ownership of more than 5% of the outstanding shares of common stock of Heartland Bancshares, Inc. Mr. Rochman was not required to pay any fine or penalty in connection with the settlement.

         (f)      Mr. Rochman is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

                  As indicated on Line 4 of the Cover Page of this Amendment,

                  Mr. Rochman has used bank loans, personal funds (including broker margin account funds), insurance proceeds from a settlement relating to the death of Mr. Rochman's son, Jeremy Rochman, and funds of the Boo Rochman Charitable Corp. and Rochman Family Investment in making purchases of the Issuer's common stock. As of the date of this Amendment, the total amount of funds used in the purchase of the Issuer's shares of common stock by Mr. Rochman, the Boo Rochman Charitable Corp., the Rochman Family Investment and Marilyn Rochman is approximately $1,249,308. This amount is based on the total number of shares of the Issuer's common stock purchased by Mr. Rochman, Boo Rochman Charitable Corp., Rochman Family Investment and Marilyn Rochman multiplied by the price per share paid and does not include broker fees associated with such purchases. To date, Mr. Rochman has obtained bank loans in the amount of approximately $500,000 from the First National Bank & Trust Company, Carbondale, Illinois at an annual interest rate of 8.25% and for a term of four years. Mr. Rochman has obtained margin credit in the amount of approximately(i) $127,732 from J.E. Liss Financial Services at a floating interest rate based on prime rate, and (ii) $154,089 from Tucker Anthony Incorporated at a floating interest rate based on prime rate. The agreements describing Mr. Rochman's transactions with First National Bank & Trust Company, J.E. Liss Financial Services and Tucker Anthony Incorporated previously were filed as exhibits 1,2,3 and 4 to Amendment No. 2 to this Schedule 13D. In addition, Mr. Rochman, the Boo Rochman Charitable Corp., the Rochman Family Investment and Marilyn Rochman have used approximately $467,487 of their respective funds in connection with the purchase of the shares identified herein.

Item 4.  Purpose of Transaction
-------------------------------

                  Although the shares of common stock of the Issuer identified in this Amendment that are beneficially owned by Mr. Rochman were acquired for investment purposes, Mr. Rochman may seek to influence control of the Issuer, as well as consider other measures to enhance stockholder value. Although Mr. Rochman presently has no plan to pursue an immediate sale of the Issuer, Mr. Rochman is open to considering a sale of the Issuer as part of a strategy for enhancing stockholder value. Mr. Rochman may purchase additional shares of common stock of the Issuer.

                  On May 10, 2000, the Issuer and Mr. Rochman stipulated to a $5,000.00 fee to be paid by the Issuer to Mr. Rochman to cover some of Mr. Rochman's attorneys' fees incurred in connection with Mr. Rochman's litigation against the Issuer to obtain the Issuer's corporate minutes.

                  On May 23, 2000, the Issuer announced the results of the vote of the 2000 annual meeting of stockholders held on April 27, 2000. The Issuer announced that Mr. Rochman and Mr. Nadler were elected as directors of the Issuer and that more than a majority of the stockholders voted in favor of Mr. Rochman's proposal.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         (a) Mr. Rochman beneficially owns 131,440 shares, or 5.9%, of the outstanding common stock of the Issuer. (The percentage of outstanding common stock is based upon the number of outstanding shares of common stock of the Issuer as set forth in its Form 10-Q for quarterly period ended March 31, 2000.

         (b) Mr. Rochman has sole power to vote and dispose of 100,100 shares of common stock of the Issuer, as identified on Lines 7 and 9 of the Cover Page of this Amendment. In addition to such 100,100 shares, Marilyn Rochman, the wife of Mr. Rochman, beneficially owns 6,340 shares of common stock of the Issuer, over which she has sole voting and dispositive power. Mr. Rochman and Marilyn Rochman share the power to vote and dispose of 25,000 shares of common stock of the Issuer, as identified on Lines 8 and 10 of the Cover Page of this Amendment. The identity and background information for Marilyn Rochman is as follows:

                  (i)      Name: Marilyn Rochman.

                           (ii)     Address: 31 Homewood, Carbondale, Illinois
                                     62901.

                           (iii)    Principal Occupation: Housewife.

                           (iv) During the past five years, Marilyn Rochman has not been convicted in a criminal proceeding (excluding traffic violations or other misdemeanors).

                           (v) During the past five years, Marilyn Rochman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (vi)     Citizenship:  United States of America.


        (c) Mr. Rochman has effected the following transactions involving the common stock of the Issuer in the past sixty (60) days:

                               Date of               Number of        Price
Name                         Transaction         Shares Purchased   Per Share      Place/Manner of Transaction
----                         -----------         ----------------   ---------      ---------------------------
Barrett R. Rochman         January 3, 2000             10,000        $9-7/16      Open market purchase / Broker
Barrett R. Rochman         January 5, 2000              2,000        $9-5/16      Open market purchase / Broker
Barrett R. Rochman         January 5, 2000              2,300        $9-3/8       Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              2,300        $9-1/4       Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              2,000        $9-1/8       Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              1,000        $9-1/16      Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              1,000        $9.00        Open market purchase / Broker
Barrett R. Rochman         January 7, 2000              1,000        $11-1/2      Off the market purchase
Barrett R. Rochman         January 10, 2000             1,100        $9.00        Open market purchase / Broker


Barrett R. Rochman         February 1, 2000             2,500        $9-1/4       Open market purchase / Broker
Barrett R. Rochman         February 1, 2000            10,000        $9.20*       Open market purchase / Broker
Barrett R. Rochman         February 8, 2000             1,000        $11-1/2      Off the market purchase

* Reflects the average purchase price of shares purchased.

                  As indicated on the Cover Page of this Amendment, Mr. Rochman has shared voting and dispositive power over shares owned by the Boo Rochman Charitable Corp. and the Rochman Family Investment. The Boo Rochman Charitable Corp. and the Rochman Family Investment have effected the following transactions involving the common stock of the Issuer during the past sixty
                  (60) days:

                               Date of               Number of        Price
Name                         Transaction         Shares Purchased   Per Share      Place/Manner of Transaction
----                         -----------         ----------------   ---------      ---------------------------
Boo Rochman
   Charitable Corp.        December 21, 1999            8,700         $9-1/4      Open market purchase / Broker

Rochman Family
   Investment              December 30, 1999              600        $9-3/16      Open market purchase / Broker

Boo Rochman
   Charitable Corp.        January 7, 2000              1,000        $11-1/2      Off the market transfer to
                                                                                  Mr. Rochman

Boo Rochman
   Charitable Corp.        February 8, 2000             1,000        $11-1/2      Off the market transfer to
                                                                                  Mr. Rochman

Boo Rochman
   Charitable Corp.        April 28, 2000               2,700         $8.53       Open market purchase / Broker

                  As indicated on the Cover Page of this Amendment, Marilyn Rochman owns 6,340 shares of common stock of the Issuer. Mrs. Rochman has effected the following transactions involving the common stock of the Issuer during the past sixty (60) days:

                               Date of               Number of        Price
Name                         Transaction         Shares Purchased   Per Share      Place/Manner of Transaction
----                         -----------         ----------------   ---------      ---------------------------
Marilyn Rochman            December 30, 1999           3,000         $9-3/8       Open market purchase / Broker
Marilyn Rochman            January 4, 2000               400         $9-3/8       Open market purchase / Broker


         (d)      Not applicable

         (e)      Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

                  There are no contracts, arrangements, understandings or relationships between Mr. Rochman and any other person with respect to any shares of common stock of the Issuer, other than the loans to Mr. Rochman by the bank and the broker margin accounts identified in Item 3 of this Amendment in connection with the purchase of shares.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         Exhibit 1* Promissory Note and Commercial Pledge and Security Agreement, dated as of January 12, 2000

         Exhibit 2* Promissory Note and Commercial Pledge and Security Agreement, dated as of January 7, 2000

         Exhibit 3*        Client's Margin Account with J.E. Liss Financial
                           Services

         Exhibit 4*        Client's Margin Account with Tucker Anthony
                           Incorporated

         Exhibit 5* Definitive proxy statement, form of proxy and letter to stockholders, filed with the Securities and Exchange Commission on March 1, 2000

         Exhibit 6* Complaint, filed with the Circuit Court of the Second Judicial Circuit in Richland County, Illinois

         Exhibit 7* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett R. Rochman on March 17, 2000

         Exhibit 8* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett R. Rochman on March 22, 2000

         Exhibit 9* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett R. Rochman on March 24, 2000

         Exhibit 10* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett R. Rochman on March 31, 2000

         Exhibit 11* Order by the Circuit Court of the Second Judicial Circuit in Richland County, Illinois, dated as of March 27, 2000

         Exhibit 12* Additional Definitive Soliciting Materials filed with the Securities and Exchange Commission by Barrett R. Rochman on April 7, 2000

         Exhibit 13* Additional Definitive Soliciting Materials filed with the Securities and Exchange Commission by Barrett R. Rochman on April 19, 2000

----------------

 * Previously filed as an exhibit to an amendment to Schedule 13D

                             SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     /s/ BARRETT R. ROCHMAN
                                                     ------------------------
                                                     Barrett R. Rochman


Dated: May 31, 2000

                                  EXHIBIT INDEX


Exhibit Number                             Description
--------------                             -----------

Exhibit 1*                        Promissory Note and Commercial
                                  Pledge and Security Agreement, dated
                                  as of January 12, 2000

Exhibit 2*                        Promissory Note and Commercial
                                  Pledge and Security Agreement, dated
                                  as of January 7, 2000

Exhibit 3*                        Client's Margin Account with
                                  J.E. Liss Financial Services

Exhibit 4*                        Client's Margin Account with Tucker Anthony
                                  Incorporated

Exhibit 5* Definitive proxy statement, form of proxy and letter to stockholders, filed with the Securities and
                                  Exchange Commission on March 1, 2000

Exhibit 6* Complaint, filed with the Circuit Court of the Second Judicial Circuit in Richland County, Illinois

Exhibit 7* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett
                                  R. Rochman on March 17, 2000

Exhibit 8* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett
                                  R. Rochman on March 22, 2000

Exhibit 9* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett
                                  R. Rochman on March 24, 2000

Exhibit 10* Additional Definitive Soliciting Material filed with the Securities and Exchange Commission by Barrett
                                  R. Rochman on March 31, 2000

Exhibit 11* Order by the Circuit Court of the Second Judicial Circuit in Richland County, Illinois, dated as of March 27, 2000

Exhibit 12* Additional Definitive Soliciting Materials filed with the Securities and Exchange Commission by Barrett
                                  R. Rochman on April 7, 2000

Exhibit 13* Additional Definitive Soliciting Materials filed with the Securities and Exchange Commission by Barrett
                                  R. Rochman on April 19, 2000
----------------

*  Previously filed as an exhibit to an amendment to Schedule 13D